UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Amendment No. 17
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
________________

92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher Mayer
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,444,141,596	$135,354.76

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 34,844,346 shares of common stock of Ventana Medical Systems, Inc. outstanding as of January 20, 2008, all options outstanding as of January 20, 2008 with respect to 4,895,184 shares of common stock of Ventana, and all performance units outstanding as of January 20, 2008 with respect to 43,104 shares of common stock of Ventana.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00003930.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$91,452.31	Filing Party:	Roche Holding Ltd
Form or Registration No.:	SC TO-T	Date Filed:	June 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 3 and Items 7 through 9

This Amendment No. 17 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), at $75.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

All capitalized terms used in this Amendment No. 17 without definition have the meanings ascribed to them in the Schedule TO.

Item 4.  Terms of the Transaction.

Pursuant to the Agreement and Plan of Merger dated as of January 21, 2008 among the Company, Roche Holdings, Inc. (“Holdings”) and the Purchaser (the “Merger Agreement”), the price per Share to be paid pursuant to the Offer has been increased to $89.50 per Share, net to the seller in cash, without interest.  All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $75.00 per Share are hereby amended and restated to refer to $89.50 per Share. In connection with the increase in the offer price, the Expiration Date of the Offer, as defined in the Offer to Purchase, is hereby amended to 7:00 p.m., New York City time, on February 7, 2008.

The Offer to Purchase is further amended as follows:

The question “Have you held discussions with Ventana Medical Systems, Inc.?” and response thereto in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“What does the Board of Directors of Ventana Medical Systems, Inc. think of the Offer?

The Board of Directors of Ventana Medical Systems, Inc. has determined that each of the Offer, the proposed merger of Rocket Acquisition Corporation into Ventana Medical Systems, Inc. (the “Merger”) and the Merger Agreement is fair to and in the best interest of Ventana Medical Systems, Inc. and its stockholders and has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). We expect that Ventana Medical Systems, Inc. will promptly file an amendment to its Schedule 14D-9 with the Securities and Exchange Commission indicating the approval of the transaction by its Board of Directors and recommending that Ventana Medical Systems, Inc.’s stockholders tender their Shares in the Offer. See “The Offer — Section 11 — Background of the Offer”.”

The response to the question “What are the most significant conditions to the Offer” in the summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares (together with the associated preferred stock purchase rights) which, together with the Shares then owned by Roche Holdings, Inc. and its affiliates (including us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”).  The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in “The Offer — Section 14 — Conditions of the Offer”.”

Section 14 (“Conditions to the Offer”) is hereby amended by replacing the existing text in its entirety with the following:

“Pursuant to the Merger Agreement, Purchaser is not required to accept for payment, or pay for, any Shares tendered pursuant to the Offer and may, subject to the terms of the Merger Agreement, terminate the Offer if:

(a) prior to the expiration of the Offer, (i) the Minimum Condition has not been satisfied or (ii) there are any restrictions or prohibitions under any applicable Antitrust Law (as defined in the Merger Agreement) (including suspensory filing requirements, waiting periods and required actions, consents or clearances by any governmental authority) that would make illegal the consummation of the Offer or the Merger; or

(b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(i) there is a law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(ii) (A) the representations and warranties of the Company contained in the second sentence of Section 4.05 of the Merger Agreement shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) or (B) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of clause (B) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii) the Company shall have failed to perform in all material respects all of its obligations under the Merger Agreement;

(iv) the Company shall have failed to deliver to Holdings a certificate signed by an executive officer of the Company certifying that the conditions specified in clauses (ii) and (iii) of this paragraph (b) do not exist; or

(v) the Merger Agreement shall have been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means a material adverse effect on (i) the business, operations, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States, (B) changes (including changes of law or regulation) or conditions generally affecting the industry in which the Company and its subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its subsidiaries, (C) acts of war, sabotage or terrorism or natural disasters involving the United States not having a materially disproportionate effect on the Company and its subsidiaries, (D) the announcement or consummation of the Offer or the transactions contemplated by the Merger Agreement, or (E) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect); or (ii) the Company’s ability to consummate the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Holdings, the Purchaser and their affiliates.  Subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that without the prior consent of the Company (A) the Minimum Condition may not be waived, (B) no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in this Section 14 or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (C) the expiration date shall not be extended except as otherwise provided in the Merger Agreement. Notwithstanding the foregoing, (x) Purchaser will extend the Offer if at the scheduled or extended expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived, from time to time until such conditions are satisfied or waived and (y) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the Nasdaq Global Select Market applicable to the Offer; provided that in no event will Purchaser be required to extend the Offer beyond the End Date (as defined in the Merger Agreement)

unless Holdings or Purchaser is not then permitted to terminate the Merger Agreement pursuant to Section 10.01(b)(i) of the Merger Agreement, in which case Purchaser will be required to extend the offer beyond the End Date.”

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
Item 6.  Purpose of the Transaction and Plans or Proposals.

On January 21, 2008, Holdings, Purchaser and the Company entered into the Merger Agreement pursuant to which Purchaser will offer to purchase all of the outstanding shares of common stock of the Company at a price of $89.50 per share net to the seller in cash, without interest. Under the terms of the Merger Agreement, Holdings and Purchaser are amending the terms of the Offer to reflect the terms of the Merger Agreement, including by increasing the offer price per Share to $89.50, modifying certain conditions to the Offer and amending the Expiration Date of the Offer, as defined in the Offer to Purchase, to 7:00 p.m., New York City time, on February 7, 2008. The Merger Agreement provides that if the Offer is consummated and certain other conditions are satisfied, Purchaser will be merged into the Company, with the Company surviving as a wholly owned subsidiary of Holdings. The full text of the Merger Agreement is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

On January 22, 2008 Parent and the Company issued a joint press release announcing the Merger Agreement, the full text of which is filed as Exhibit (a)(5)(xvii) hereto and is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11. Additional Information.

On January 21, 2008, Parent and the Company entered into a guarantee pursuant to which Parent has guaranteed the performance and discharge of Holdings’ payment and performance obligations under the Merger Agreement.

On January 21, 2008, Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker and James R. Weersing entered into a tender and support agreement with Holdings pursuant to which, among other things, those stockholders have agreed to tender their Shares in the Offer.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(5)(xvii) Press Release issued by Roche Holding Ltd and Ventana Medical Systems, Inc., dated January 22, 2008.

Exhibit (a)(5)(xviii) Summary Advertisement dated January 22, 2008.

Exhibit (d)(1) Agreement and Plan of Merger dated as of January 21, 2008 among Ventana Medical Systems, Inc., Roche Holdings, Inc. and Rocket Acquisition Corporation.

Exhibit (d)(2) Guarantee dated as of January 21, 2008 between Roche Holding Ltd and Ventana Medical Systems, Inc.

Exhibit (d)(3) Stockholder Tender and Support Agreement dated as of January 21, 2008 among Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker, James R. Weersing and Roche Holdings, Inc.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

ROCKET ACQUISITION CORPORATION

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Secretary

ROCHE HOLDING LTD

By:	/s/ Bruno Maier
Name: Bruno Maier
Title: Authorized Signatory

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 27, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Summary Advertisement dated June 27, 2007*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 25, 2007*
(a)(5)(ii)	Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on June 29, 2007*
(a)(5)(iii)	Complaint filed in the United States District Court for the District of Arizona on June 29, 2007*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated July 11, 2007*
(a)(5)(v)	Excerpt from an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vi)	Transcript of an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vii)	Press Release issued by Roche Holding Ltd, dated July 25, 2007*
(a)(5)(viii)	Press Release issued by Roche Holding Ltd, dated July 26, 2007*
(a)(5)(ix)	Press Release issued by Roche Holding Ltd, dated August 21, 2007*
(a)(5)(x)	Press Release issued by Roche Holding Ltd, dated August 22, 2007*
(a)(5)(xi)	Press Release issued by Roche Holding Ltd, dated September 19, 2007*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated October 29, 2007*
(a)(5)(xiii)	First Amended Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on October 26, 2007*
(a)(5)(xiv)	Press Release issued by Roche Holding Ltd, dated November 13, 2007*
(a)(5)(xv)	Press Release issued by Roche Holding Ltd, dated December 5, 2007*
(a)(5)(xvi)	Press Release issued by Roche Holding Ltd, dated January 16, 2008*
(a)(5)(xvii)	Press Release issued by Roche Holding Ltd and Ventana Medical Systems, Inc., dated January 22, 2008
(a)(5)(xviii)	Summary Advertisement dated January 22, 2008
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger dated as of January 21, 2008 among Ventana Medical Systems, Inc., Roche Holdings, Inc. and Rocket Acquisition Corporation
(d)(2)	Guarantee dated as of January 21, 2008 between Roche Holding Ltd and Ventana Medical Systems, Inc.
(d)(3)
Stockholder Tender and Support Agreement dated as of January 21, 2008 among Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker, James R. Weersing and Roche Holdings, Inc.

(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
________________
* Previously filed